June 9, 2026
VIA EDGAR TRANSMISSION
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Commercial Vehicle Group, Inc.
Acceleration Request
Registration Statement on Form S-3
Filed June 4, 2026, as amended by pre-effective amendment on June 5, 2026
File No. 333-296502
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended, Commercial Vehicle Group, Inc. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 2:00 PM, Eastern time, on June 12, 2026, or as soon thereafter as is practicable.
Please contact Amy Shepherd of Baker & Hostetler LLP at (614) 462-4712 or ashepherd@bakerlaw.com or me (Aneezal Mohamed) at 614-284-8899 or Aneezal.Mohamed@cvgrp.com with any questions regarding the foregoing and to confirm the effectiveness of the Registration Statement.
Sincerely,
Commercial Vehicle Group, Inc.

By:	/s/ Aneezal H. Mohamed
Aneezal H. Mohamed, Esq.
Chief Legal Officer, Compliance Officer and Secretary

cc:	Bradley Eckers, Esq. – SEC
Amy Shepherd Esq. – Baker & Hostetler LLP